

March 13, 2024

Joanne Wendy Kim
Chief Financial Officer
BIOVIE INC.
680 W Nye Lane, Suite 204
Carson City, NV 89703

      Re: BIOVIE INC.
           Form 10-K for the Fiscal Year Ended June 30, 2023
           Filed August 16, 2023
           File No. 001-39015

Dear Joanne Wendy Kim:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 32

1. Please revise your future filings to disclose the costs incurred during each period presented for each of your key research and development projects or key programs separately. If you do not track your research and development costs by project or program, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project or program. For amounts that are not tracked by project or program, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense on the Statements of Operations.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Torney at 202-551-3652 or Vanessa Robertson at 202-551-3649 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences